

June 1, 2012

Via e-mail:
Mr. Larry M. Venturelli
Executive Vice President and Chief Financial Officer
Whirlpool Corporation
2000 North M-63
MD 2901
Benton Harbor, MI 49022

> **Re: Whirlpool Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 22, 2012**
> **Response dated May 24, 2012**
> **File No. 1-03932**

Dear Mr. Venturelli:

We have reviewed your response letter dated May 24, 2012 and your filings and have the following comments. As noted in our letter dated May 11, 2012, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Liquidity and Capital Resources, page F-8

1. We note your response to comment one from our letter dated May 11, 2012 that approximately 85% of your cash and cash equivalents are held by your foreign subsidiaries. We continue to believe that you should disclose the amount of cash and short term investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. Your disclosure should also include a statement that you would need to accrue and pay taxes if funds were repatriated and you do not intend to repatriate the

funds. In this regard, the disclosure would illustrate that some investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation.

Notes to Financial Statements

2. We note your response to comment three from our letter dated May 11, 2012 that you have possible involvement in superfund sites which are in various phases from investigation to remediation to operation and maintenance. Please expand your response to address the nature and extent of your exposure to future environmental remediation costs as a potentially responsible party "PRP", which may affect the magnitude of your potential liability. Also address the assessment of your exposure to environmental losses in determining whether there is a reasonable possibility that a material loss exceeding amounts already recognized may have been incurred. Tell us how you evaluated the potential disclosures outlined in Question 2 of SAB Topic 5:Y for any exposure to material unrecorded remediation liabilities.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Kirsten J. Hewitt
        General Counsel